Exhibit 99.2

PROXY STATEMENT

CIMATRON LTD.
11 Gush Etzion St.
Givat Shmuel
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 23, 2014

The enclosed proxy is being solicited by our board of directors for use at our Annual General Meeting of shareholders to be held on April 23, 2014, at 4:00 P.M. at our offices located at 11 Gush Etzion Street, Givat Shmuel, Israel, or at any postponement or adjournment thereof (the “Meeting”). At the Meeting, shareholders will be asked to act upon the matters described in the accompanying Notice of Annual Meeting of Shareholders. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will be entitled to vote our ordinary shares, par value New Israeli Shekels 0.10 each, represented thereby in accordance with the directions of the shareholders executing the proxy.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to our shareholders on or about March 19, 2014. Our directors, officers and employees may also solicit proxies by telephone, facsimile and personal interview. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote.

We will bear the cost of the preparation and mailing of the proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by us.

Only holders of record of our ordinary shares at the close of business on March 14, 2014 are entitled to notice of, and to vote at, the Meeting. On March 14, 2014, 10,731,397 of our ordinary shares were outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter to be voted at the Meeting. Our articles of association do not permit cumulative voting for the election of directors or for any other purpose. Unless otherwise stated below, each resolution proposed at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution. Ordinary shares present at the Meeting that are not voted or ordinary shares present by proxy where the shareholder properly withheld authority to vote for a resolution (including broker non-votes) will not be counted toward the achievement of the requisite vote for the particular resolution.  However, abstentions and broker non-votes are counted as ordinary shares present for the purpose of determining a quorum.

Two or more shareholders present at the meeting, holding in the aggregate, at least 33% of our outstanding ordinary shares constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until April 30, 2014 at 4:00 P.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, the meeting shall stand adjourned, and the quorum requirements stipulated above shall apply to any such adjourned meeting.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2013 and the Consolidated Statement of Income for the year then ended. The Company intends to publish its audited financial statements for the fiscal year ended December 31, 2013, by March 31, 2014. The report can be accessed following such time at http://www.sec.gov/cgi-bin/browse-edgar company=cimatron&owner=exclude&action=getcompany. You may also request that a copy of the audited financial statement be mailed to you.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 14, 2014, the number of ordinary shares owned by (i) all of our shareholders known by us to own more than 5% of our outstanding ordinary shares and (ii) all directors and officers as a group. With respect to the holdings by the shareholders listed below, we have relied solely on reports filed by such entities with the Securities and Exchange Commission, as detailed below:

Name and Address	Number of Shares Owned	Percent of Shares

Wellington Trust Company, NA (1) Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	945,761	8.8%

All directors and executive officers as a group (7 persons)	211,899	2.0%

(1)
Beneficial ownership information is based on Amendment No. 1 to Schedules 13G filed by Wellington Trust Company, NA, or Wellington Trust, and Wellington Management Company, LLP, or Wellington Management, with the SEC on February 14, 2014. Wellington Management and Wellington Trust, in its capacity as investment adviser, may be deemed to beneficially own the ordinary shares that appear next to its name in the above table, which shares are held of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, those ordinary shares. No such client is known to have such right or power with respect to more than 5% of our ordinary shares, other than Wellington Trust.

PROPOSAL 1

REELECTION OF EXTERNAL DIRECTOR AND GRANT OF RESTRICTED SHARES

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two External Directors. An External Director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

The Company has two External Directors. Mr. Rami Entin was elected for an initial three-year term commencing on May 17, 2005, and was re-elected for additional three-year terms on April 30, 2008 and April 30, 2011. Our Audit Committee and Board have determined that given Mr. Rami Entin’s expertise and special contribution to the Board and its committees, the re-appointment of Mr. Rami Entin is in the best interest of the Company. The merits for such determination will be presented at the Meeting.

In light of the above, our Board has nominated Mr. Rami Entin for re-election to our Board, as an External Director, for an additional term of three years and until his respective successor is duly elected.

In order to re-elect Mr. Rami Entin to a three-year term as an External Director, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders (as defined below) or shareholders who do not have a personal interest (as defined below) in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For these purposes, a shareholder is deemed to be a controlling shareholder if it possesses, by itself or together with others who also possess a personal interest in the approval of the same transaction, twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and each shareholder who has a personal interest and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to this proposal.

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders. The Compensation Committee and the Board of Directors have approved the grant of 10,000 restricted shares of the Company to Rami Entin, subject to his continued involvement as a member of the Board of Directors. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Company's compensation policy for its directors and office holders previously approved by the shareholders of the Company (the "Compensation Policy") and that such grant will help ensure the availability and continued active involvement of Mr. Entin in the Company’s business in the coming years, allowing the Board of Directors to focus on increasing shareholder value and return.

It is anticipated that the restricted shares will be issued in consideration for their par value (NIS 0.10 per share), subject to a vesting schedule of 3 years starting as of May 1, 2014, with the Company's right to repurchase the shares for no consideration, lapsing with respect to 33.33% on the first anniversary from the date of grant and thereafter on a quarterly basis (as long as the grantee is continuously engaged with the Company) with respect to 8.3325% of the applicable grant.

The grant of restricted shares set forth above is in addition to the cash compensation paid to the Company’s External Directors (being an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, which amounts are linked to the Israeli consumer price index).

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The following table provides certain relevant information concerning Mr. Entin, including his principal occupation during the past years.

Nominee	Age	Principal Occupation

Rami Entin	62
Rami Entin, an external director of ours since May 2005, also currently serves as the chairman of the board of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Avnet Data Security Ltd., as an external director of B.S.P. Biological Signals Processing Ltd., Babylon Ltd. and Avgol Ltd., and as a director of Inter Colony Ltd..  From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data.  From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations.  From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations.  From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields.  Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

The Board recommends that the shareholders vote FOR the reappointment of the above mentioned as an External Director and our Compensation Committee and Board of Directors recommend a vote FOR approval of the grant of restricted shares to Mr. Rami Entin.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the reappointment of Mr. Rami Entin as an External Director of the Company for a term of three years and until his respective successor is duly elected, and to approve the grant of 10,000 Ordinary Shares of the Company to Mr. Rami Entin, a member of the Board, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 2

REELECTION OF EXTERNAL DIRECTOR AND GRANT OF RESTRICTED SHARES

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Companies Law to appoint at least two External Directors. An External Director must be elected by the shareholders by a special majority as described herein. The term of office of an external director is three years and, with respect to companies such as the Company, may be extended for additional three-year terms.

The Company has two External Directors. Mrs. Eti Livni was elected for an initial three-year term commencing on April 30, 2008, and was re-elected for an additional three-year term on April 30, 2011. Our Audit Committee and Board have determined that given Mrs. Eti Livni’s expertise and special contribution to the Board and its committees, the re-appointment of Mrs. Eti Livni is in the best interest of the Company. The merits for such determination will be presented at the Meeting.

In order to re-elect Mrs. Eti Livni to a three-year term as an External Director, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that either:

•
the majority includes the majority of the total votes of non-controlling shareholders  or shareholders who do not have a personal interest in such election present at the meeting in person or by proxy (abstentions will not be taken into account); or

•
the total number of votes against the election of the statutory external director by the non-controlling shareholders or shareholders who do not have a personal interest in such election may not exceed two percent of the aggregate voting rights in the company.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and each shareholder who has a personal interest and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to this proposal.

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders. The Compensation Committee and the Board of Directors have approved the grant of 10,000 restricted shares of the Company to Eti Livni, subject to her continued involvement as a member of the Board of Directors. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Company's Compensation Policy and that such grant will help ensure the availability and continued active involvement of Mrs. Livni in the Company’s business in the coming years, allowing the Board of Directors to focus on increasing shareholder value and return.

It is anticipated that the restricted shares will be issued in consideration for their par value (NIS 0.10 per share), subject to a vesting schedule of 3 years as of May 1, 2014, with the Company's right to repurchase the shares for no consideration, lapsing with respect to 33.33% on the first anniversary from the date of grant and thereafter on a quarterly basis (as long as the grantee is continuously engaged with the Company) with respect to 8.3325% of the applicable grant.

The grant of restricted shares set forth above is in addition to the cash compensation paid to the Company’s External Directors (being an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, which amounts are linked to the Israeli consumer price index).

The following table provides certain relevant information concerning Mrs. Eti Livni, including her principal occupation during the past years.

Nominee	Age	Principal Occupation

Eti Livni	63
Eti Livni, one of our external directors since April 2008, is currently active as a lawyer in commercial issues, environmental issues, and intellectual property and also serves as an arbitrator and mediator in various disputes.  Ms. Livni also currently serves as a director in various Israeli public and private companies, including Suny Electronics Ltd., AIG Israel, Yozma Pension Fund, The Holocaust Restitution Company of Israel, The Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Ms. Livni served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Ms. Livni was a member of the Shinui Party and was also acting as head of the women’s section in the party.  From 1995 until 2003, Ms. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association’s ethics committee. Ms. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel. She is also a graduate of several courses in management and board of directors' membership from the Tel Aviv University.

The Board recommends that the shareholders vote FOR the reappointment of the above mentioned as an External Director and our Compensation Committee and Board of Directors recommend a vote FOR approval of the grant of restricted shares to Mrs. Eti Livni.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the reappointment of Mrs. Eti Livni as an External Director of the Company for a term of three years and until her respective successor is duly elected, and to approve the grant of 10,000 Ordinary Shares of the Company to Mrs. Eti Livni, a member of the Board, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 3

ELECTION OF DIRECTORS

Our Board of Directors has nominated the persons named below for appointment to our Board of Directors until the next annual general meeting of the Company and until their respective successors are duly elected. Yossi Ben Shalom, William F. Gibbs, David Golan and Dan Haran currently serve as directors on the Board of Directors and are to be reelected. The affirmative vote of the holders of a majority of the voting power in our Company represented at the Meeting in person or by proxy and voting thereon is necessary for the election of the directors. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The nominees who are all current directors, have advised us that they will continue to serve as directors if re-elected. According to the Companies Law, each nominee is required to sign a declaration that he/she meets all the requirements of a director under the Companies Law. All nominees below have previously signed such declarations, which will be available for review at the Meeting.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	59
Mr. Yossi Ben Shalom is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR) from 1998 through 2000. Prior to that, he served as Chief Financial Officer of Tadiran Ltd. Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others. Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

William F. Gibbs	60
A member of our Board since January 2008, Mr. Gibbs is the founder of Gibbs System (also known as Gibbs and Associates), the makers of GibbsCAM.   He joined our company on January 2, 2008, upon the merger of Gibbs System into our wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs System software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

David Golan	73
David Golan has been a director on our board since 1992 and is a former chairman of our board. Mr. Golan is currently an independent businessman and a director of several publicly traded as well as privately owned companies. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings' investments. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, Mr. Golan was Executive Vice President and then President of Clal Trading Ltd. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistic from Hebrew University in Jerusalem and a master's degree in business administration from New York University.

Dan Haran	56
Dan Haran has been our President and Chief Executive Officer since July 2005 and a director since September 2013.  Mr. Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (NASDAQ:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division.  Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company.  Mr. Haran holds a bachelor of science degree in computer engineering from the Technion, a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

The Board of Directors recommends that the shareholders vote FOR the appointment of the above mentioned as directors until the next annual general meeting of the Company and until their respective successors are duly elected.

The shareholders of the Company will be requested to adopt the following resolutions:

“RESOLVED, to approve the appointment of Yossi Ben Shalom as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of William F. Gibbs as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.

RESOLVED, to approve the appointment of David Golan as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

RESOLVED, to approve the appointment of Dan Haran as director of the Company until the next annual general meeting of the Company and until his respective successor is duly elected.”

Any shareholder communication regarding director nominees should be directed to Ilan Erez, Chief Financial Officer and Vice President of Operations, 11 Gush Etzion St., Givat Shmuel, Israel.

PROPOSAL 4

GRANT OF RESTRICTED SHARES TO DAVID GOLAN

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s compensation committee, board of directors and shareholders. The Compensation Committee and the Board of Directors have approved the grant of 10,000 restricted shares of the Company to David Golan, subject to his continued involvement as a member of the Board of Directors. The Compensation Committee and the Board of Directors believe that the grant is in accordance with, and reflects, the Company's Compensation Policy and that such grant will help ensure the availability and continued active involvement of Mr. Golan in the Company’s business in the coming years, allowing the Board of Directors to focus on increasing shareholder value and return.

It is anticipated that the restricted shares will be issued in consideration for their par value (NIS 0.10 per share), subject to a vesting schedule of 3 years as of May 1, 2014, with the Company's right to repurchase the shares for no consideration, lapsing with respect to 33.33% on the first anniversary from the date of grant and thereafter on a quarterly basis (as long as the grantee is continuously engaged with the Company) with respect to 8.3325% of the applicable grant.

The grant of restricted shares set forth above is in addition to the cash compensation paid to Mr. Golan which is the same compensation paid to the Company’s External Directors (being an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of the Board of Directors and any committee thereof, which amounts are linked to the Israeli consumer price index).

In order to approve the resolution below, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Compensation Committee and the Board of Directors recommend a vote FOR approval of the grant of restricted shares to Mr. David Golan.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of 10,000 Ordinary Shares of the Company to Mr. David Golan, a member of the Board, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of 3 years starting as of May 1, 2014, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continues engagement as a member of the Board, 8.3325% of the restricted shares shall be released from the Company's repurchase right.”

PROPOSAL 5

AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

The Board of Directors of the Company has approved amending the Articles of Association by replacing certain Articles in order to ensure that the requisite quorum for conducting shareholder meetings is provided for.

It is proposed that Articles numbered 29.1 and 29.2 of the Articles of Association would be replaced in their entirety with the following new Articles numbered 29.1 and 29.2:

"29.1           No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The quorum for each General Meeting shall be two or more Shareholders present in person, or by proxy, or deemed by the Law, to be present at such meeting, holding, in the aggregate, at least, 25% of the voting rights in the issued share capital of the Company.

29.2           If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the Shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (and no notice of such adjournment shall be required to be provided to the Shareholders), or to such day and at such time and place as the Chairman (as defined below) may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) or more Shareholders present in person, or by proxy shall constitute a quorum. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, the meeting shall stand adjourned, and the provisions of this Article 29.2 shall apply to any such adjourned meeting."

In order to approve the resolution below, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

Our Board of Directors recommend a vote FOR the proposed amendments to the Company's Articles of Association.

It is proposed that the following Resolution be adopted at the Meeting:

"RESOLVED, that Articles numbered 29.1 and 29.2 of the Articles of Association be and are hereby replaced in their entirety with the new Articles numbered 29.1 and 29.2, as follows:

29.1           No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. The quorum for each General Meeting shall be two or more Shareholders present in person, or by proxy, or deemed by the Law, to be present at such meeting, holding, in the aggregate, at least, 25% of the voting rights in the issued share capital of the Company.

29.2           If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the Shareholders, shall be dissolved; in any other case, it shall stand adjourned to the same day in the next week at the same place and time (and no notice of such adjournment shall be required to be provided to the Shareholders), or to such day and at such time and place as the Chairman (as defined below) may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any two (2) or more Shareholders present in person, or by proxy shall constitute a quorum. If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, the meeting shall stand adjourned, and the provisions of this Article 29.2 shall apply to any such adjourned meeting."

PROPOSAL 6

RE-APPOINTMENT OF AUDITORS

The Audit Committee and the Board of Directors have authorized the re-appointment of the accounting firm of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent certified public accountant for the year ending December 31, 2014 and for the period until the next annual shareholders meeting. The Audit Committee and the Board of Directors believe that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Board of Directors shall fix the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company and the authorization of the Board of Directors to fix such auditor’s remuneration. Ordinary shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein.

The fees paid to Brightman Almagor Zohar & Co. for the year 2013 audit services were 90 thousand dollars, 33 thousand dollars were paid for consents and comfort letters and 7 thousand dollars were paid in 2013 for tax services.

The Board of Directors recommends that the shareholders vote FOR the reappointment of Brightman Almagor Zohar & Co. as the independent public accountant of the Company for the year ending December 31, 2014 and until the next annual shareholders meeting, and for the authorization of the Board of Directors to fix such auditor’s remuneration.

It is proposed that the following Resolution be adopted at the Meeting:

“RESOLVED that the re-appointment of Brightman Almagor Zohar & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2014 and until the next annual shareholders meeting, and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

__________________________________
By Order of the Board of Directors

Yossi Ben-Shalom
CHAIRMAN OF THE BOARD OF DIRECTORS

Givat Shmuel, Israel
Date: March 13, 2014